Filed by Anchor Gaming pursuant to Rule 425 of
the Securities Act of 1933 and deemed filed
pursuant to Rule 14a-12 of the Securities
Exchange Act of 1934
Subject Company: International Game
Technology
Commission File No. 1-10684

    This document contains certain forward-looking statements regarding Anchor Gaming within the meaning of section 21(e) of the Securities Exchange Act of 1934, as amended and other applicable securities laws. All statements other than statements of historical fact are "forward-looking statements" for purposes of these provisions. Included in these provisions are any projections or estimates of earnings, revenues, or other financial items. Also, any statements of plans, strategies, and objectives of management for future operation; any statements concerning proposed new products, services, or developments; any statements regarding future economic conditions or performance; statements of belief; and any statement of assumptions underlying any of the foregoing. Such forward-looking statements are subject to inherent risks and uncertainties, and actual results could differ materially from those anticipated by the forward-looking statements. Although Anchor Gaming believes that the expectations reflected in any of its forward-looking statements will prove to be correct, actual results could differ materially from those projected or assumed in Anchor Gaming's forward-looking statements. These risks and uncertainties include, but are not limited to: risks regarding the final amount of the one-time charges; the risk that we may not meet our projected financial results for the fourth quarter of fiscal 2001 or fiscal 2002; risks of proprietary games such as pressures from competitors, changes in economic conditions, obsolescence, declining popularity of existing games, failure of new game ideas or concepts to become popular, duplication by third parties and changes in interest rates as they relate to the wide area progressive machine operations within our joint venture with IGT; general changes in economic conditions; our ability to improve results of operations in our gaming systems segment; our ability to achieve the cost reductions associated with the restructuring; reduced lottery sales in lottery jurisdictions where AWI has lottery contracts; our ability to keep or renew existing lottery contracts; competition in Colorado that could adversely affect our Colorado casinos; our ability to generate sales of new video lottery central control systems and video lottery terminals; we are subject to adverse determination in pending litigation with Acres Gaming relative to our proprietary games' intellectual property; we are subject to adverse determination in pending litigation between GTECH Holdings and the Florida Lottery relative to our Florida lottery contract; we have obligations under agreements with the Pala Band of Mission Indians that subject us to joint venture risk, construction risk and sovereign immunity risk; risk that initial results from the Pala Casino cannot be sustained over the long-term and other factors described from time to time in Anchor Gaming's reports filed with the Securities and Exchange Commission, including Anchor's Form 10-K for the year ended June 30, 2000 and Form 10-Qs for the quarters ended September 30, 2000 and December 31, 2000. These reports may be obtained free of charge at the website of the Securities and Exchange Commission at http://www.sec.gov.

Other Legal Information

    Anchor Gaming and International Game Technology expect to file with the SEC a joint proxy statement/prospectus and other relevant documents concerning the proposed transaction. INVESTORS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS WHEN IT BECOMES AVAILABLE AND ANY AMENDMENTS OR SUPPLEMENTS TO THE JOINT PROXY STATEMENT/PROSPECTUS AS WELL AS ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION CONCERNING THE PROPOSED TRANSACTION. Investors will be able to obtain the joint proxy statement/prospectus and other documents filed with the SEC free of charge at the SEC's website (http://www.sec.gov). In addition, the joint proxy statement/prospectus and other documents filed by Anchor Gaming and International Game Technology with the SEC may be obtained free of charge by contacting Anchor Gaming, 815 Pilot Road, Suite G, Las Vegas, Nevada 89119, Attn: Investor Relations (tel 702-896-7568), or International Game Technology, 9295 Prototype Drive, Reno, Nevada 89511, Attn: Investor Relations (tel 775-448-7777).

    Anchor Gaming, International Game Technology and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Anchor Gaming and International Game Technology in connection with the transaction. The directors and executive officers of Anchor Gaming and their beneficial ownership of Anchor Gaming common stock are set forth in the proxy statement for the 2000 annual meeting of Anchor Gaming. The directors and executive officers of International Game Technology and their beneficial ownership of International Game Technology common stock are set forth in the proxy statement for the 2001 annual meeting of International Game Technology. You may obtain the proxy statements of Anchor Gaming and International Game Technology free of charge at the SEC's website (http://www.sec.gov). Stockholders of Anchor Gaming and International Game Technology may obtain additional information regarding the interest of such participants by reading the joint proxy statement/prospectus when it becomes available.

The communication filed herewith is a July 9, 2001 announcement to the employees of Anchor Gaming concerning the merger between International Game Technology and Anchor Gaming.

* * * * *

    July 9, 2001

    Message to all employees of Anchor Gaming and its business units.

    From T.J. Matthews, CEO of Anchor Gaming

    This morning, Anchor Gaming and International Game Technology (IGT) announced the signing of a definitive merger agreement between the two companies. Upon receipt of federal regulatory and various state gaming regulatory approvals, Anchor Gaming and its business units will become subsidiaries of IGT.

    The press release that was distributed this morning over the news wire is attached at the end of this e-mail.

    Anchor and IGT have had a very successful joint venture relationship dating back to 1996. This business combination provides our company with additional access to technological and financial resources. In addition, the combined company will benefit from IGT's success as a manufacturer, developer and distributor of gaming machines and Anchor's skills as a content provider. The combined entity should generate annualized revenuesof approximately $2 billion.

    Anchor Gaming is presently the industry's most diverse company because of our interests in all facets of gaming—the operation of gaming machines, casinos, on-line lotteries, video lotteries and pari-mutuel wagering systems. It is this diverse make-up that will strengthen IGT's position as the world's leading company among gaming equipment manufacturers and suppliers.

    While various details of the arrangement are still being finalized, we believe completion of the transaction will take between four and six months.

    As for a few of the specifics, Joe Murphy, Christer Roman and myself will take leadership positions in the gaming operations, gaming systems, and gaming machines businesses respectively, which gives us responsibility for a vast majority of the combined company's revenues and operating income. Joe, Christer and I will manage those operations from Las Vegas and I will also be the COO of the new combined company.

    To sum up, this merger provides a promising future for the employees of Anchor Gaming. I want to thank you for your efforts, your dedication and your enthusiasm in helping make Anchor Gaming one of the industry's leading companies. I look forward to sharing in continued success with you, our most important assets, our employees.

    I'm sure you will have many questions over the next weeks and months. I will soon be visiting each business unit to discuss the business combination, the future on the combined companies and be available to answer your questions. In the meantime, please feel free to contact your Human Resources department, your direct supervisor or send an e-mail directly to me at TJDirect@anchorgaming.com. I will answer your questions as honestly and promptly as possible.